UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2025

Donald McClymont
Chief Executive Officer
indie Semiconductor, Inc.
32 Journey Suite #100
Aliso Viejo, CA 92656

Re: indie Semiconductor, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2024
Filed March 3, 2025
Form 8-K Filed August 7, 2025
File No. 001-40481

Dear Donald McClymont:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2024</u>

<u>Consolidated Financial Statements</u>
<u>Note 1 - Nature of the Business and Basis of Presentation</u>
<u>Basis of Presentation, page 63</u>

1. We note the consolidated financial statements include Wuxi indie Microelectronics ("Wuxi"), a Chinese entity with approximately 59% voting controlled and approximately 34% owned by the company as of December 31, 2024, as well as Wuxi's wholly-owned subsidiaries. Please address the following items.
    - Explain the equity structure of Wuxi and tell us how you determined your ownership interest and voting control.
    - Based on disclosures in your Form 8-K , filed May 19, 2025, we note you entered into a non-binding agreement to sell your equity interest in Wuxi subject to negotiation and execution of definitive agreements, completion of due diligence and receipt of applicable regulatory approvals; however, we noted no disclosures

related to the potential sale and its possible impact on your financial statements, including the significance of this entity to your results of operations and financial condition, in your Form 8-K or Form 10-Q for the quarter ended June 30, 2025. Tell us, and revise future filings to discuss and quantify to the extent material, the potential impact of the sale on your financial statements.

Note 8 - Goodwill, page 82

2. We note your disclosure that "There were no other indicators of impairment noted during the years ended December 31, 2024, 2023 and 2022"; however, we also note you recorded material operating losses during each period, negative operating cash flows during each period, and gains on fair value adjustments for contingent consideration related to business combinations. Please more fully explain to us your consideration of these indicators in your impairment analyses of goodwill and intangible assets as of your most recent impairment tests. In addition, revise future filings to more fully disclose and discuss the material estimates and assumptions underlying your impairment analyses.

Note 12 - Fair Value Measurements, page 89

3. Please revise future filings to provide the disclosures required by ASC 820-10-50-2c and 2d.

Form 8-K Filed August 7, 2025

Exhibit 99.1
Reconciliation of Preliminary Non-GAAP Measures to GAAP

4. Based on your non-GAAP financial measures and the related non-GAAP adjustments, please address the following items.
   - Quantify, and more fully explain to us, each material expense included in the adjustment identified as "Acquisition related and other non-recurring professional expenses" for the years ended December 31, 2024 and 2023 presented in the Form 8-K filed on February 20, 2025.
   - Revise the title of the measure you identify as "non-GAAP EBITDA" since this title may imply EBITDA is a GAAP measure which it is not. Refer to Question 103.01 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures.
   - Explain why depreciation and amortization expense in the reconciliations of non-GAAP EBITDA do not reconcile to corresponding amounts presented in the statements of cash flows. This comment is also applicable to the Form 8-Ks filed on February 20, 2025 and May 12, 2025.
   - Ensure narrative disclosures identify and fully explain each non-GAAP adjustment you present.

5. We note non-GAAP net loss per share attributable to indie Semiconductor, Inc. is calculated using a non-GAAP share count, that, in addition to including historical weighted average outstanding shares of class A common stock, also includes weighted average outstanding shares of Class V common stock, escrow shares, and TeraXion unexercised options. Please explain to us why you believe including weighted average Class V common stock, escrow shares, and TeraXion unexercised options to compute non-GAAP net loss per share attributable to indie Semiconductor, Inc. is meaningful and appropriate. Specifically address your consideration of Question 100.04 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures since it appears to us your non-GAAP share count essentially results in not complying with the anti-dilution provisions of ASC 260.

Discussion Regarding the Use of Non-GAAP Financial Measures

6. Your disclosures state you "do not report a GAAP measure of gross profit or gross margin because certain costs related to contract revenues are expensed as incurred and included in research and development expenses, and not in cost of sales, as it is not practicable for us to bifurcate these expenses" and you "derive and reconcile non-GAAP gross profit from the most relevant GAAP financial measures by subtracting GAAP cost of sales, adjusted for acquisition-related and other non-recurring professional expenses and share-based compensation, from GAAP revenue." Due to the fact that you do not present the most directly comparable GAAP measures, GAAP gross profit and GAAP gross margin, and your reconciliations do not begin with GAAP gross profit, or a computation of GAAP gross profit, it appears to us that your presentations of non-GAAP gross profit and non-GAAP gross margin are not appropriate and do not comply with Items 10(e)(1)(i)(A) and (B) of Regulation S-K and Item 100(a) of Regulation G. Please remove these measures from future filings or explain to us how you intend to revise future filings to comply with the requirements noted above.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing